ORKLA

Press release

www.orkla.com
P.O. Box 423 Skøyen, NO-0213 Oslo Tel.: +47 22 54 40 00 E-mail: info@orkla.no

Ref.: Ole Kristian Lunde SVP, Corporate Communications Tel.: +47 22 54 44 31
Rune Helland SVP, Investor Relations Tel.: +47 22 54 44 11
Date: 9 August 2007

Orkla increased pre-tax profit by 56 per cent to NOK 3.1 billion

Four out of five Orkla business areas achieved profit growth in the second quarter. Orkla's second-quarter operating profit before amortisation rose 14 per cent to NOK 1.2 billion. Associates' contribution to profit was high due to substantial growth and profit improvement for REC. Combined with the realisation of high portfolio gains and other financial items, this helped to boost pre-tax profit by 56 per cent to NOK 3.1 billion.

"All in all, the Group's second quarter results are good, and most business areas have reported growth. At the same time, we are not satisfied with Orkla Foods' results this time. Wide-ranging programmes have therefore been implemented with the aim of returning the company during 2008 to the level of profitability it has achieved in the past," says Group President and CEO Dag J. Opedal.

Orkla Branded Consumer Goods (Orkla Foods and Orkla Brands) has reported continuous, very good profit growth over a period of five years. The weaker results for Orkla Foods are largely due to higher raw material prices, combined with challenges for operations in Eastern Europe, particularly in Poland, and for Bakers in Norway.

The agreement to merge Sapa's and Alcoa's aluminium profile operations was closed in the second quarter. Including this joint venture Sapa will have annual sales of over NOK 30 billion and 15,000 employees. Amalgamating the two big organisations will be a demanding process, and both increased investments and costs of a non-recurring nature must be expected in the second half of 2007.

More than doubled EBITDA for the Renewable Energy Corporation (REC) and continued strong revenue growth for Jotun (+25 per cent) resulted in a high contribution to profit by associates (NOK 294 million compared with NOK -22 million last year).

Group operating profit before amortisation in the first half of 2007 amounted to NOK 2.7 billion (NOK 2.2 billion)[1], while pre-tax profit increased to NOK 6.6 billion (NOK 4.1 billion). Half-year operating revenues rose to NOK 27.9 billion (NOK 25.5 billion)

The return on Orkla's Share Portfolio for the first half of 2007 was 16.7 per cent. The market value of the portfolio is now NOK 20 billion.

[1] Figures in brackets refer to the corresponding period of the previous year.

dw 8/17

GROUP INCOME STATEMENT

	1.1.-30.6.		1.1.-31.12.	1.4.-30.6.	
Amounts in NOK million	**2007**	**2006**	**2006**	**2007**	**2006**
Operating revenues	**27,937**	25,452	52,683	**14,049**	12,954
Operating expenses	**(24,345)**	(22,351)	(45,800)	**(12,390)**	(11,469)
Depreciations and write-downs property, plant and equipment	**(931)**	(889)	(1,799)	**(465)**	(441)
Amortisation intangible assets	**(114)**	(106)	(216)	**(56)**	(54)
Other income and expenses	**0**	0	(388)	**0**	0
Operating profit	**2,547**	2,106	4,480	**1,138**	990
Profit from associates	**646**	22	289	**294**	(22)
Dividends	**654**	598	769	**414**	449
Gains and losses/write-downs Share Portfolio	**1,892**	1,356	3,271	**1,011**	660
Financial items, net	**819**	17	(284)	**196**	(126)
Profit before taxes	**6,558**	4,099	8,525	**3,053**	1,951
Taxes	**(983)**	(779)	(1,346)	**(317)**	(346)
Profit after taxes	**5,575**	3,320	7,179	**2,736**	1,605
Discontinued operations	**0**	142	4,109	**0**	94
Profit for the period	**5,575**	3,462	11,288	**2,736**	1,699
Minority interests' share of profit	**49**	26	52	**14**	5
Profit attributable to equity holders	**5,526**	3,436	11,236	**2,722**	1,694
Profit before tax, Industry division	**3,503**	2,003	4,150	**1,503**	786
Profit before tax, Orkla Financial Investments	**3,055**	2,096	4,375	**1,550**	1,165
Earnings per share (NOK)	**5.4**	3.3	10.9	**2.6**	1.6
Earnings per share diluted (NOK)	**5.3**	3.3	10.9	**2.6**	1.6
Earnings per share diluted (NOK) *	**5.4**	3.2	7.3	**2.7**	1.6

* Excl. amortisation, other income and expenses and discontinued operations

Operational progress for the group

Second quarter results 2007
9 August 2007

Dag J. Opedal
CEO

ORKLA

Agenda

- Highlights Q2-07
- Financial performance
- Orkla Materials
- Orkla Associates
- Orkla Financial Investments
- Orkla Branded Consumer Goods
- Orkla Aluminium Products

ORKLA

Highlights Q2-07

- Profit growth for four out of five business areas
  - EBITA +14 %
  - Profit before tax +56 %
- Action plan to bring Orkla Foods back on track
  - Hike in raw material prices
  - Challenging markets for the Norwegian Bakery business and the Polish operations
- Significant profit improvement for Orkla Aluminium Products
- Continued profit growth in Orkla Materials
- Strong performance for associates

Profit before tax +56 %

Key figures *in NOK million*

1 Apr - 30 Jun	2007	2006	Change
Operating revenues	14 049	12 954	8 %
EBITA	1 194	1 044	14 %
Amortisation intangibles	-56	-54	
Other income and expenses	0	0	
EBIT	1 138	990	
Associates	294	- 22	
Dividends	414	449	
Portfolio gains	1 011	660	
Net interest	- 196	- 135	
Net other financial items	392	9	
Profit before tax	3 053	1 951	56 %
Taxes	-317	-346	
Profit after tax	2 736	1 605	
Discontinued operations	0	94	
Profit for the year	2 736	1 699	
Earnings per share diluted (NOK)	2.6	1.6	
Earnings per share diluted (NOK)*	2.7	1.6	

* Excluding amortisation, other income and expenses and discontinued operations

EBITA growth +14 % compared with Q2 last year



Change in EBITA
1 044
-116
197
38
33
-2
1 194
Q2-06
Branded Consumer Goods
Orkla Aluminium Products
Orkla Materials
Orkla Financial Investments
Other
Q2-07

All figures in NOK million

ORKLA

Improved cash flow from operations

Key figures *in NOK million*

1 Jan - 30 Jun	2007	2006
Cash flow from operations	**1 867**	**1 306**
Financial items, net	- 401	- 299
Cash flow from Industry division	**1 486**	**1 007**
Cash flow from Financial Investments	**1 085**	**1 380**
Taxes paid and miscellaneous	- 861	-1 080
Cash flow before capital transactions	**1 710**	**1 307**
Dividends paid and share buybacks	-1 935	-1 347
Net expansion	-6 707	-3 110
Net purchases/sales portfolio investments	131	840
Net cash flow	**-6 801**	**-2 310**

ORKLA

Strong balance sheet, net gearing 0.3 as of Q2


NOK billion
Net gearing
60
56
52
48
44
40
36
32
28
24
20
16
12
8
4
0
-4
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
2000 2001 2002 2003 2004 2005 2006 Q1-07 Q2-07
Equity
Net interest-bearing liabilities
Net gearing

ORKLA

Strong progress in first half

Key figures *in NOK million*

1 Jan - 30 Jun	2007	2006	Change
Operating revenues	27 937	25 452	10 %
EBITA	2 661	2 212	20 %
Associates	646	22	
Dividends and portfolio gains	2 546	1 954	30 %
Net interest	- 342	- 268	
Net other financial items	1 161	285	
Profit before tax	6 558	4 099	60 %
Earnings per share diluted (NOK)	5.3	3.3	
Earnings per share diluted (NOK)*	5.4	3.2	

* Excluding amortisation, other income and expenses and discontinued operations

ORKLA

EBITA growth +20 % compared with H1 last year


EBITA 1 Jan - 30 Jun
999
926
413
728
785
968
H1-06
H1-07
Orkla Branded Consumer Goods
Orkla Aluminium Products
Orkla Materials

All figures in NOK million

Orkla Materials







Good market conditions for Elkem

- Market remains strong for most businesses
- Strong improvement for the silicon-related operations
- Elkem Solar expensed project costs of NOK 32 million in Q2

Elkem
in NOK million

1 Apr - 30 Jun **Revenues**	2007	2006	Change
Elkem	2 361	2 383	-1 %
Energy	309	482	-36 %
Primary Aluminium	678	697	-3 %
Silicon-related	1 542	1 424	8 %
Eliminations	-178	-220	
EBITA			
Elkem	281	196	43 %
Energy	66	17	288 %
Primary Aluminium	111	162	-31 %
Silicon-related	104	17	
EBITA margin	12.0 %	8.2 %	

Continued strong aluminium markets

- A quarter with continued high aluminium prices
  - Average 3 month LME prices USD 2 799, up from USD 2 681 in Q2-06
  - Loss on aluminium hedge NOK 102 million
- Reduced profit in Q2 as a result of
  - New alumina contracts with higher prices
  - Weak USD



NOK million
EBITA per quarter - Aluminium
160
140
120
100
80
60
40
20
0
2004
2005
2006
2007

High production but lower prices for the energy operations

- Hydro power production of 724 GWh in Q2
  - Up 158 GWh compared with last year
- Significant reduction in prices compared with Q2 last year
  - 18.2 øre/kWh compared with 34.9 øre/kWh
- Weak result from the trading operations
- Water reservoir levels higher than seasonal average


NOK million
EBITA per quarter - Energy
330
280
230
180
130
80
30
-20
2004
2005
2006
2007

Borregaard - Low production volume in speciality cellulose

- Reduced production after installation of new equipment and maintenance stop at Sarpsborg plant
- Continued strong progress for the lignin operations
- Higher wood prices and continued high energy cost hamper speciality cellulose profitability
- Reduced profit for the energy operations
  - Substantial volume decline as expected
  - Lower market prices

Borregaard
in NOK million

1 Apr - 30 Jun

Revenues	2007	2006	Change
Borregaard	1 109	1 124	-1 %
Energy	38	127	-70 %
Chemicals	1 107	1 032	7 %
Eliminations	- 36	- 35	
EBITA			
Borregaard	65	112	-42 %
Energy	25	61	-59 %
Chemicals	40	51	-22 %
EBITA margin	5.9 %	10.0 %	

Orkla Associates

REC

REC
in NOK million

1 Jan - 30 Jun	2007	2006	Change
Revenues	3 288	1 875	75 %
EBIDTA	1 681	766	119 %
EBIT	1 416	601	136 %
Profit before tax	1 498	-278	

JOTUN

Jotun
in NOK million

1 Jan - 30 Apr	2007	2006	Change
Revenues	2 872	2 452	17 %
EBIT	294	223	32 %
Profit before tax	301	220	37 %

- Revenues H1-07 NOK 4 511 million, +20 %

Orkla Financial Investments



Orkla Finans



Return on share portfolio +16.7 % as of 30 June 2007



Portfolio
MSCI Nordic
OSEBX
S&P 500
16 7 %
17 2 %
15 4 %
7.0 %
30 9 %
28 3 %
35 4 %
11.7 %
2007
2004-2007

Average annual return

Gains and dividends *in NOK million*

2007	1 Apr - 30 Jun	1 Jan - 30 Jun
Market value portfolio		19 991
Unrealised gains	314	428
Net gains and losses	781	1 527
Change in fair value of associates	230	365
Dividend received	413	653
Miscellaneous	17	42
Change in net asset value	1 755	3 015

Orkla Branded Consumer Goods

Torkild Nordberg
EVP Orkla Branded Consumer Goods



BOXERS



Nidar
Laban
SURE SMAKER



Abba
Middagsfisk
NYHET

Orkla Foods - action plan being implemented

- Increased pressure on raw material prices for several of the Nordic businesses
- Weak performance for the bread and bakery operations due to lower sales as a result of increased competition
- Markets in Eastern Europe remained challenging, particularly in Poland
- Enhanced cost efficiency programmes
  - Previously announced programme targeted cost reduction of NOK 500 million 2006/2008
  - Programme reported ahead of target
  - Target increased to NOK 750 million within 2008

Orkla Foods
in NOK million

1 Apr - 30 Jun	2007	2006	Change
Revenues			
Orkla Foods	3 618	3 360	8 %
Nordic	2 353	2 287	3 %
Ingredients	759	677	12 %
International	576	469	23 %
Eliminations	- 70	- 73	
EBITA			
Orkla Foods	208	304	-32 %
Nordic	214	281	-24 %
Ingredients	41	40	3 %
International	- 47	- 17	
EBITA margin	5.7 %	9.0 %	

Cost pressure due to rising raw material costs

The challenge:

- Major hike in raw material costs internationally and locally (changes last 12 months)
  - Fruit and berries, Sweden +19 %
  - Fruit and berries, Norway +48 %
  - Meat, Norway +13 %
  - Potatoes, Sweden +40 %
  - Vegetable oils, Norway +22 %

Management action:

- Raise prices of affected products
  - First increases implemented from 1 July
- Evaluate other suppliers
- Implement enhanced cost efficiency programmes

Weak performance for the bread and bakery operations

The challenge:

- New market trends
- Reduced sales due to increased competition

Management action:

- Adapt structure and business model to new market trends
- Optimise transportation
- Strengthen product development and innovation
- Implement enhanced cost efficiency programmes

Markets in Poland remained challenging

The challenge:

- Increased competition and concentration in the retail sector
- Weak market position in the seafood operations
    - Increased share of private label

Management action:

- Evaluate alternative structural solutions
- Review all processes in the value chain (main focus on the top line)

Orkla Brands - Lower launch rate in Q2

- Reduced profit in Q2 due to
  - Lower rate of launches and introductory sales for Home and Personal Care
  - Higher raw material prices
- Satisfactory performance in first half
  - Underlying top-line growth of +4 %
  - Underlying EBITA growth of +2 %
- Market shares on a par with last year

Orkla Brands
in NOK million

1 Apr - 30 Jun	2007	2006	Change
Revenues	1 880	1 720	9 %
EBITA	250	270	-7 %
EBITA margin	13.3 %	15.7 %	

Orkla Brands
in NOK million

1 Jan - 30 Jun	2007	2006	Change
Revenues	3 870	3 428	13 %
EBITA	559	521	7 %
EBITA margin	14.4 %	15.2 %	

Orkla Aluminium Products

Ole Enger
CEO Sapa AB





Positive trend continued for the aluminium product operations

- Strong margin improvement increased profit in Q2
- 2 % volume growth compared with Q2 last year
  - Heat Transfer up 8 %
  - Profiles in Europe up 3 %
  - Profiles in North America down 16 %

Orkla Aluminium Products
in NOK million

1 Apr - 30 Jun	2007	2006	Change
Revenues	4 736	4 145	14 %
EBITA	378	181	109 %
EBITA margin	8.0 %	4.4 %	



Q3 influenced by:

- Seasonal effects (holiday period)
- Overall market weakening
  - Demand weakening in South and West Europe
  - Very weak market for both building and transport in North America
- Consolidation of Alcoa figures
- Alcoa's heavier presence in South Europe and North America
- JV start-up costs



North America Extrusion Market 1995-2007


NA Extrusion Market '95-'07
4,000,000
3,000,000
2,000,000
,000
1995 1997 1999 2001 2003 2005 2007F
Dist
Trans
Auto
I&C
B&C
Year-Over-Year drop of 16% in extrusion market '06-'07 – again led by B&C and Trans markets
7.4% drop in Extrusion demand from '00-'03 Led by 16% drop in B&C and 20% in Trans

ORKLA

The Sapa/Alcoa joint venture – agreement closed in Q2

- Sapa AB will be the largest aluminium profile company in the world
- The division of ownership in Sapa AB has provisionally been fixed at 54 % for Orkla and 46 % for Alcoa
- Included in Orkla's balance sheet as of 30 June 2007
  - Balance sheet increased by NOK 7.4 billion
- Consolidation of results as from Q3

The new Sapa structure


Orkla
100 %
Sapa Holding
Employees 14,900
100 %
100 %
> 50 %
Alcoa
< 50 %
Heat Transfer
Building System
Sapa JV

	Heat Transfer	Building System	Sapa JV
Net sales 2006:	**NOK 3.4 billion**	**NOK 3.1 billion**	**NOK 26.0 billion***
Employees:	1,000	1,500	12,400
Products:	Aluminium strip used in various types of heat exchangers in the automotive industry	Building solutions based on aluminium profiles for the European construction industry	Extruded aluminium profiles for a number of industries; e.g. automotive, construction and telecom







*Pro forma estimates 2006

Sapa JV
-the global leader in soft alloy extrusions

Europe


Sapa JV
19 %
Hydro
13 %
Alcan
6 %
Aleris
3 %

Market leader in important markets, e.g. France, UK, Benelux, Poland, France, Portugal, Sweden, Spain

North America


Sapa JV
27 %
Indalex
16 %
Hydro
10 %
Kaiser
8 %

Strongest position on the East Coast

Sources of value creation

Industry characteristics	Main challenge	Sources of value creation
→ Growth: above GDP growth → Profitability in the industry generally too low → Sapa is the best performer of the larger companies → Small producers perform surprisingly well → Negligible scale effect demonstrated	**How to create scale effects and differentiation**	1. **Customer intimacy:** Sapa influences customers' solutions, either by proposing new design or by reducing costs 1. **Cost improvement including:** - Plant restructuring, procurement - Genesis, Redesign, Benchmarking – The Toyota Way 3. **Improved EHS performance** (especially at Sapa)

Organisation


CEO
Ole Enger
Sapa AB
CFO
Svein Tore
Holsether
Corporate Business
Marius
Grønningsæter
Technology
Karl Forster
Corporate Strategy
Henrik Östberg
Corporate
Communications
Gabriella Ekelund
Human Resources
Paul Hogg
North America
Jack Miller
North Europe
Paul Warton
Central Europe
Arne Rengstedt
South Europe
Tor Gule

Major opportunities

- Creating global leadership
  - Opportunity to shape the industry
  - Good geographical complementarities
  - Broad product range
- Improving financial performance
  - Customer intimacy
  - Production improvements
  - Bring JV financial performance, over the business cycle, up to a level approaching Sapa Profiles
- Exploring further growth potentials



Appendix

ORKLA

Balance sheet

Key figures *in NOK million*

	30.6.2007	30.6.2006	31.12.2006
Intangible assets	16 768	16 849	17 571
Property, plant and equipment	20 237	15 511	16 588
Financial non-current assets	13 226	5 468	7 914
Non-Current assets	**50 231**	**37 828**	**42 053**
Assets held for sale		**3 477**	**113**
Inventories	8 482	6 234	6 510
Receivables	14 582	10 123	10 924
Share Portfolio etc.	20 029	16 040	18 224
Cash and cash equivalents	2 738	1 464	1 788
Current assets	**45 791**	**33 861**	**37 446**
Total assets	**96 022**	**75 166**	**79 612**
Paid-in equity	2 010	2 013	2 008
Earned equity	49 776	36 153	45 765
Minority interests	3 035	390	336
Equity	**54 821**	**38 556**	**48 109**
Provisions	5 432	5 349	5 308
Non-current interest-bearing liabilities	17 182	15 178	10 849
Current interest-bearing liabilities	3 636	5 090	3 552
Other current liabilities	14 951	10 993	11 794
Equity and liabilities	**96 022**	**75 166**	**79 612**
Equity to total assets ratio	57.1 %	51.3 %	60.4 %
Net gearing	0.3	0.5	0.2

ORKLA

Currency translation effects

in NOK million

Revenues	Q2-07	H1-07
Orkla Foods	95	142
Orkla Brands	33	49
Orkla Aluminium Extrusion	193	210
Elkem	0	0
Borregaard	-3	-13
Total	**318**	**388**

EBITA	Q2-07	H1-07
Orkla Foods	4	5
Orkla Brands	3	4
Orkla Aluminium Extrusion	12	14
Elkem	0	0
Borregaard	1	2
Total	**20**	**25**

ORKLA

Portfolio key figures

Key figures *in NOK million*

	30 Jun 07	31 Dec 06	Change 07
Market value portfolio	19 991	18 198	1 793
Unrealised gains before tax	6 075	5 647	428
Share of portfolio invested			
- outside Norway	48 %	51 %	-3 % pts
- in listed companies	85 %	85 %	-0 % pts

ORKLA

Largest holdings in the portfolio

Market value *in NOK million*

30 Jun 2007

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Tomra	Industry	1 185	5.9	13.9
Steen & Strøm	Real Estate	1 136	5.7	10.3
Hennes & Mauritz	Retailing	788	3.9	0.3
Norsk Hydro	Energy	788	3.9	0.3
Vimpelcom	Telecommunication	714	3.6	0.6
Fast Search	Systems Software	650	3.3	13.4
DnB NOR	Bank	648	3.2	0.6
Rieber & Søn	Food	637	3.2	15.5
Amer Group	Consumer Goods	506	2.5	4.8
Rondane Holding	Industry	390	2.0	38.4
Total principal holdings		7 443	37.2	
Market value of entire portfolio		**19 991**		

Aluminium hedging at Elkem

Primary Aluminium - LME 3 month USD/MT


3 000
2 800
2 600
2 400
2 200
2 000
1 800
1 600
USD/MT
jan 2004
apr 2004
jul 2004
okt 2004
jan 2005
apr 2005
jul 2005
okt 2005
jan 2006
apr 2006
jul 2006
okt 2006
jan 2007
apr 2007

- Elkem Aluminium recorded a loss of NOK 102 million on its metal hedging in Q2-07 (50 % basis)
- At the end of the second quarter 428 000 MT of aluminium were sold forward at an average price of USD 1 907 per MT (100% basis). Put options for 15 250 MT have been purchased at an average strike price of USD 1 730 per MT.
  This corresponds to approximately 2.2 years of exposure
- Unrealised metal hedging losses total NOK 897 million (50 % basis), distributed over 2007-2011

Financial items

ORKLA

Financial items

Key figures *in NOK million*

1 Jan - 30 Jun	**2007**	**2006**	**Full year 2006**
Net interest expenses	-342	-268	-579
Currency gain/loss	23	14	-38
Other financial items, net*	1 138	271	333
Net financial items	**819**	**17**	**-284**

* Largest effects in H1:
Q1: Gains from sale of shares in Mecom (NOK 311 million), financial interest in Good Energies' sale of REC shares (NOK 270 million) and interest in real estate projects on Fornebu (NOK 261 million)
Q2: According to IFRS changes in the fair value of put options issued in REC must be recognised in the income statement, effect in Q2 NOK 412 million.

ORKLA

Equity and liabilities



NOK billion
Net gearing
60
56
52
48
44
40
36
32
28
24
20
16
12
8
4
0
-4
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 Q1-07 Q2-07
Equity
Net interest-bearing liabilities
Net gearing

Figures as reported
IFRS accounting from 2004

Debt maturity profile 30 Jun 2007



NOK million
Average maturity 5.1 years
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2007 2008 2009 2010 2011 2012 2013 2014 2017
Drawn amounts
Unutilised credit facilities

Funding Sources 30 Jun 2007

Figures in NOK billion



Unutilised credit facilities 32 %
Bonds and CPs 30 %
9.1
8.5
10.7
Banks 38 %

ORKLA

THE SECOND QUARTER IN BRIEF

- Group profit before tax totalled NOK 3,053 million (NOK 1,951 million)[1] and operating profit before amortisation increased by over 14 % to NOK 1,194 million in the second quarter. Four out of five business areas reported profit growth.
- Orkla Branded Consumer Goods had a weak quarter in terms of profit. Higher raw material prices and challenging markets for Bakers in Norway and in Easter-Europe, especially in Poland, led to unsatisfactory results for Orkla Foods. A considerably intensified improvement programme has been initiated, and the prices of a number of products on the Nordic market have been raised. Considering that the first quarter was particularly strong, Orkla Brands performed satisfactorily, reporting underlying[2] improvement in both operating revenues and operating profit in the first half of 2007.
- Orkla Aluminium Products reported another very good quarter with growth in both sales and margin. A final agreement to form a new joint venture based on Sapa's and Alcoa's aluminium profile operations was closed at the end of the quarter.
- Orkla Materials achieved 12 % profit growth that was particularly driven by good markets for Elkem's silicon-related units.
- More than doubled EBITDA for REC to NOK 812 million, together with continued strong revenue growth for Jotun (+25 %), resulted in a high profit contribution from Associates of NOK 294 million (NOK -22 million).
- The return on the Share Portfolio was 16.7 % at the end of the first half of 2007. Net asset value rose by NOK 1,755 million in the quarter.
- According to IFRS, changes in the fair value of put options issued in REC must be recognised in the income statement. After a strong rise in the price of the REC share, the value of these options fell by NOK 412 million in the second quarter, thereby contributing to high financial profit.

[1] The figures in brackets refer to the corresponding period of the previous year
[2] Excluding acquisitions, divestments and currency translation effects

KEY FIGURES SECOND QUARTER FOR ORKLA ASA

	1.1.–30.6.		*1.1.–31.12.*	*1.4.–30.6.*	
Amounts in NOK million	**2007**	**2006**	**2006**	**2007**	**2006**
Operating revenues	**27,937**	25,452	52,683	**14,049**	12,954
Operating profit (EBITA)*	**2,661**	2,212	5,084	**1,194**	1,044
Profit before taxes	**6,558**	4,099	8,525	**3,053**	1,951
Earnings per share diluted (NOK)	**5.3**	3.3	10.9	**2.6**	1.6
Cash flow from operations	**1,887**	1,306	4,555	**790**	640
Net interest-bearing debt	**17,728**	18,261	11,420		
Equity (%)	**57.1**	51.3	60.4		
Net gearing	**0.32**	0.47	0.24		

* Before amortisation and other income and expenses


OPERATING REVENUES
NOK million
16 000
12 000
8 000
4 000
0
12 498
12 954
12 651
14 580
13 888
14 049
1Q
2Q
3Q
4Q
1Q
2Q
2006
2007


OPERATING PROFIT*
NOK million
1 800
1 200
600
0
1 168
1 044
1 220
1 652
1 467
1 194
1Q
2Q
3Q
4Q
1Q
2Q
2006
2007

* Before amortisation and other income and expenses

SECOND QUARTER 2007

More information about Orkla is available at **www.orkla.com/ir**

THE ORKLA GROUP

Group operating revenues for the second quarter totalled NOK 14,049 million (NOK 12,954 million)[1]. New companies contributed just under NOK 440 million. Compared with the second quarter of 2006, the NOK strengthened against the USD but weakened in relation to Euro-related currencies. This resulted in a positive currency translation effect that increased operating revenues by NOK 318 million.

Group operating profit before amortisation rose by over 14 % in the second quarter to NOK 1,194 million (NOK 1,044 million)[1].

Orkla Aluminium Products made the most progress, increasing its operating profit by 109 % to NOK 378 million in the second quarter. Orkla Foods has implemented a significantly intensified improvement programme aimed at returning the business area to the positive profit growth curve achieved in the last 4-5 years in the course of 2008.

Towards the end of the quarter, Orkla and Alcoa closed an agreement to merge their aluminium profile businesses into a leading global company, Sapa AB. The results from the new company will be consolidated as from the third quarter. However, the opening balance of the new company has been taken into account as of 30 June 2007. Consequently, Orkla's balance sheet total as of the end of the second quarter increased by approximately NOK 7.4 billion.

Orkla's stakes in REC (39.75 %) and Jotun (42.5 %) are presented according to the equity method on the line for associates. REC's contribution to Group profit was NOK 198 million in the second quarter (NOK -66 million)[1], while the contribution from Jotun amounted to NOK 92 million (NOK 38 million)[1].

Orkla Financial Investments reported a return of 16.7 % on the Share Portfolio so far this year, compared with 17.2 % for the Morgan Stanley Nordic Index and 15.4 % for the Oslo Stock Exchange Benchmark Index. Portfolio gains and changes in the fair value of associates recognised in the income statement amounted to NOK 1,011 million (NOK 660 million)[1]. At quarter-end, unrealised gains totalled just under NOK 6.1 billion.

In connection with further acquisitions of REC shares in the first quarter of 2007, Orkla issued three put options in REC to Q-Cells AG. According to IFRS, changes in the value of these options must be recognised in the income statement in the period in which they occur. In the second quarter the change in value gave rise to imputed financial revenues of NOK 412 million.

Group earnings per share diluted were NOK 2.6 (NOK 1.6)[1] in the second quarter. This improvement is ascribable to higher operating profit, higher portfolio gains realised by Orkla Financial Investments and the change in the accounting value of the put options in REC. The Group's tax charge for 2007 is estimated to be around 15 %.

ORKLA BRANDED CONSUMER GOODS

- Satisfactory first-half development for Orkla Brands, but weak profit performance by Orkla Foods
- Orkla Foods particularly affected by higher raw material prices and weak profit development in Eastern Europe, espcially in Poland, and for Bakers in Norway
- Intensified improvement programmes implemented at Orkla Foods

Operating revenues for Orkla Branded Consumer Goods rose by NOK 816 million to NOK 10,750 million as of the end of the second quarter, largely as a result of structural growth. Operating profit before amortisation for the first half of 2007 amounted to NOK 926 million (NOK 999 million)[1]. However, high introductory sales of new products in the first quarter and pressure on raw material prices led to an underlying[2] decline in operating revenues and operating profit of NOK 75 million and NOK 135 million, respectively, in the second quarter. So far this year, underlying[2] growth in operating revenues is on a par with the corresponding period of 2006, while underlying[2] growth in operating profit is slightly weaker than last year.

ORKLA FOODS

Second quarter operating revenues totalled NOK 3,618 million (NOK 3,360 million)[1]. However, there was an underlying[2] decline of 2 %. Operating profit before amortisation amounted to NOK 208 million (NOK 304 million)[1] and the underlying[2] decline was NOK 105 million. First-half operating revenues totalled NOK 6,943 million (NOK 6,559 million)[1]. First-half operating profit amounted to NOK 367 million, compared with NOK 478 million in 2006. The underlying[2] decline was NOK 126 million.

Increased factor input prices were not sufficiently compensated for in the second quarter, and several companies implemented price rises as of 1 July that by and large counteract this increase. Depending on trends on the raw material markets in the coming months, further price increases will be considered.

The market in Poland and market conditions for Bakers in Norway pose special challenges. Comprehensive packages of measures have been implemented in both these areas. These measures cover the entire value chain. In Poland, structural solutions will also be considered. Moreover, existing cost efficiency programmes will be further strengthened and the target for total cost savings from these programmes has been increased by 50 % to NOK 750 million in the period 2006-2008. The number of man-years is expected to be reduced by an estimated 5 % per year.

Orkla Foods Nordic reported operating revenues of NOK 2,353 million (NOK 2,287 million)[1]. Underlying[2] operating revenues declined by 1 %. Operating profit before amortisation amounted to NOK 214 million (NOK 281 million)[1]. Operating revenues and operating profit were lower in Norway, while revenue growth continued in Sweden and Finland.

Orkla Foods International posted operating revenues of NOK 576 million (NOK 469 million)[1]. Operating profit before amortisation amounted to NOK -47 million (NOK -17 million)[1]. Poland still poses significant challenges, and various structural possibilities will be considered in the second half of 2007. Sales increased in the Baltic States, Austria and India.

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-30.6. 2007	1.1.-30.6. 2006	1.1.-31.12. 2006	1.4.-30.6. 2007	1.4.-30.6. 2006
Operating revenues	**27,937**	25,452	52,683	**14,049**	12,954
Operating expenses	**(24,345)**	(22,351)	(45,800)	**(12,390)**	(11,469)
Depreciations and write-downs property, plant and equipment	**(931)**	(889)	(1,799)	**(465)**	(441)
Amortisation intangible assets	**(114)**	(106)	(216)	**(56)**	(54)
Other income and expenses	**0**	0	(388)	**0**	0
Operating profit	**2,547**	2,106	4,480	**1,138**	990
Profit from associates	**646**	22	289	**294**	(22)
Dividends	**654**	598	769	**414**	449
Gains and losses/write-downs Share Portfolio	**1,892**	1,356	3,271	**1,011**	660
Financial items, net	**819**	17	(284)	**196**	(126)
Profit before taxes	**6,558**	4,099	8,525	**3,053**	1,951
Taxes	**(983)**	(779)	(1,346)	**(317)**	(346)
Profit after taxes	**5,575**	3,320	7,179	**2,736**	1,605
Discontinued operations	**0**	142	4,109	**0**	94
Profit for the period	**5,575**	3,462	11,288	**2,736**	1,699
Minority interests' share of profit	**49**	26	52	**14**	5
Profit attributable to equity holders	**5,526**	3,436	11,236	**2,722**	1,694
Profit before tax, Industry division	**3,503**	2,003	4,150	**1,503**	786
Profit before tax, Orkla Financial Investments	**3,055**	2,096	4,375	**1,550**	1,165
Earnings per share (NOK)	**5.4**	3.3	10.9	**2.6**	1.6
Earnings per share diluted (NOK)	**5.3**	3.3	10.9	**2.6**	1.6
Earnings per share diluted (NOK)*	**5.4**	3.2	7.3	**2.7**	1.6

* Excl. amortisation, other income and expenses and discontinued operations

The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and the same accounting policies and methods of computation are followed as compared with the most recent annual financial statements.

Orkla Food Ingredients' operating revenues totalled NOK 759 million (NOK 677 million)[1]. Operating profit before amortisation amounted to NOK 41 million (NOK 40 million)[1]. The rise in operating revenues is primarily ascribable to the acquisition of new businesses. In June, Odense Marcipan closed an agreement to purchase the Danish marzipan producer Marcia.

ORKLA BRANDS

Operating revenues amounted to NOK 1,880 million (NOK 1,720 million)[1] in the second quarter. The purchase last year of Dansk Droge had a positive impact on revenues. Taking into account this acquisition and currency rate changes, revenues rose by approximately 1 % in the second quarter. The weaker performance reported by Lilleborg and Dietary Supplements was more than offset by the increase in revenues from other businesses. The main innovations in the second quarter were Laban skrikerunger (jelly brats) and Doc citrus lozenges for the Confectionery business, and Polly Festmiks (Party Mix) and OLW Minimellan nut mix for the Snacks business. After the launch of a large number of new products in the first quarter the launch rate was lower in the second quarter, also lower than last year, and this, as expected, had a negative accrual effect in the second quarter. Underlying[2] revenues for the first half-year grew 4 %.

Second quarter operating profit before amortisation amounted to NOK 250 million, down NOK 20 million from the corresponding period last year. The decline is related to Lilleborg and Dietary Supplements, while other businesses reported results on a par with or better than last year. Lilleborg's drop in profit is due to fewer product launches in the second quarter, high introductory sales of new products in the first quarter and higher raw material and packaging prices. Increased competition in the dishwashing category also had a negative impact. The Dietary Supplements business reported somewhat lower sales, primarily in Norway, due to increased competition in the Omega-3 category. Profit growth year to date was NOK 38 million.

All in all, market shares were on a par with last year. Lilleborg increased its shares, particularly in the laundry detergents market, while Dietary Supplements lost some market shares in Norway.

On 6 July the Finnish food wholesaler Chips Food was sold to an investment consortium in Åland, Sweden. The total selling price is contingent on profit for 2007 and 2008, but is assumed not to give rise to any gain or loss. The company, which has been a part of the Snacks business, has full-year operating revenues of approximately EUR 45 million and has made a modest contribution to profit.

OPERATING PROFIT PER BUSINESS AREA*					
	1.1.–30.6.		*1.1.–31.12.*	*1.4.–30.6.*	
Amounts in NOK million	**2007**	**2006**	**2006**	**2007**	**2006**
Orkla Group	**2,661**	**2,212**	**5,084**	**1,194**	**1,044**
Orkla Branded Consumer Goods	**926**	**999**	**2,455**	**458**	**574**
Orkla Foods	367	478	1,278	208	304
Orkla Brands	559	521	1,177	250	270
Orkla Aluminium Products	**728**	**413**	**839**	**378**	**181**
Orkla Materials	**968**	**785**	**1,804**	**346**	**308**
Elkem	812	608	1,438	281	196
Borregaard	156	177	366	65	112
Orkla Financial Investments	**148**	**102**	**185**	**68**	**35**
Orkla HQ/Other Business	**(109)**	**(87)**	**(199)**	**(56)**	**(54)**

* Before amortisation and other income and expenses

See appendix on last page for detailed split of operating revenues and operating profit.

ORKLA ALUMINIUM PRODUCTS

- Higher operating revenues (14 %) and positive margin development contributed to significant profit growth
- Operating profit before amortisation rose by 109 % to NOK 378 million (NOK 181 million)[1].
- Stable good markets in Europe with high demand in Scandinavia and Germany, while demand in Benelux and the UK was somewhat more moderate

Delivered volume in the second quarter totalled 118,309 tonnes, 2 % higher than in the same quarter last year. Volume for Profiles was on a par with the corresponding quarter of 2006. Profiles in Europe reported a 3 % increase in volume, while volume for Profiles in North America fell by 16 % compared with the same quarter in 2006. Volume for Heat Transfer rose 8 %, and Heat Transfer in China continued to perform well in the second quarter with full utilisation of its latest capacity expansions.

Demand on the European market was generally good in the second quarter. However, the growth rate is clearly lower than last year and demand has stabilised at a high level. The Scandinavian and German markets remained strong, the markets in Benelux and the UK showed signs of a decline, while the French market showed signs of improvement after the election. Overall, growth on the European market for aluminium extrusions is estimated to be 2 % compared with the same quarter in 2006. In the USA, markets remained weak in the second quarter. Due to continued low demand in the private housing market and transport markets, the US market is estimated to have fallen 17 % compared with the second quarter of 2006.

Second quarter operating revenues rose 14 % to NOK 4,736 million, largely due to changes in product mix and higher prices. Compared with the same quarter last year, the average price of aluminium for three-month delivery on the London Metal Exchange (LME) rose 4 %, measured in USD.

Operating profit before amortisation increased by NOK 197 million to NOK 378 million. Profiles, Heat Transfer and Building System all achieved significant profit growth. Prices remained at the same high level as in the first quarter, and price increases implemented by the Profiles business were an important reason for the improvement in profit compared with last year. The cost efficiency programmes also made a positive contribution.

ORKLA MATERIALS

- Generally good market conditions for most of the product categories contributed to 12 % profit growth
- Good improvement in profit for Elkem's silicon-related operations, while higher raw material prices, weak USD and reduced contribution from USD hedges contributed to lower profit for Elkem Aluminium
- Good profit growth for Borregaard's lignin operations, but higher timber prices and low production volumes within the energy- and speciality cellulose operations had a negative impact on profit

Orkla Materials' operating revenues for the second quarter totalled NOK 3,446 million (NOK 3,456 million)[1]. Operating profit before amortisation amounted to NOK 346 million (NOK 308 million)[1]. Elkem's silicon operations and Borregaard's lignin operations reported the greatest improvement in second quarter profit.

ELKEM

Elkem's second quarter operating revenues totalled NOK 2,351 million (NOK 2,383 million)[1]. Operating profit before amortisation was NOK 281 million, up NOK 85 million compared with the same period last year.

Profit for Primary Aluminium was slightly lower than in the second quarter of 2006, mainly due to higher raw material and operating costs, weak USD and reduced contribution from USD hedges. The average price of aluminium for three-month delivery on the London Metal Exchange (LME) was USD 2,799 in the second quarter, compared with

USD 2,681 in the same quarter of 2006. A loss of NOK 102 million on metal hedges was realised in the second quarter. Delivered volume was 80,000 tonnes. The investment in a new anode factory at Mosjøen will reach completion in the third quarter, as planned. Primary aluminium prices are still high at the start of the third quarter, and the market is expected to remain strong for the rest of the quarter. In the second quarter Elkem signed an agreement to deliver technology and know-how to UC Rusal's modernisation programme. The agreement is worth about USD 20 million.

The energy business posted satisfactory profit in the second quarter of 2007. High precipitation levels and high reservoir inflow enabled hydropower production of 724 GWh for Elkem's operation in Norway, 158 GWh higher than in the same period last year. Elkem's water resource situation in the form of reservoir storage is significantly stronger at the end of the second quarter than normal for the time of year. At 18.2 øre/kWh, the average system price on the Nordic market was low compared with 34.9 øre/kWh in the same period last year. The development of the expansion project at Saudefaldene is proceeding in line with revised plans.

Profit from the silicon-related units was significantly better than in last year's second quarter, mainly due to higher selling prices. The market for silicon metal and ferrosilicon remained strong in the second quarter. The other silicon-related units reported a good operating situation and profit growth. The construction of a new industrial plant for Elkem Solar at Fiskaa in Kristiansand is forging ahead and, as previously announced, commercial deliveries are expected from the second half of 2008. Costs recognised in the income statement for Elkem Solar were NOK -32 million in the second quarter.

BORREGAARD

Borregaard's operating revenues amounted to NOK 1,109 million in the second quarter of 2007 (NOK 1,124 million)[1], equivalent to an underlying[2] reduction of 1 % compared with the same period last year.

Operating profit before amortisation was NOK 65 million (NOK 112 million)[1]. The company's industrial operations reported somewhat lower profit than in the same quarter last year. Price rises and the effect of improvement programmes had a positive impact, while low production, high timber prices and unfavourable currency movements contributed negatively. As expected, profit from the energy area was significantly weaker due to a lower volume of contract-based power, although prices in the quarter were also low.

Operating revenues totalled NOK 2,254 million in the first half-year, equivalent to an underlying[2] increase of 1 % compared with last year. First-half operating profit before amortisation was NOK 156 million, NOK 21 million lower than for the same period last year.

Borregaard LignoTech significantly increased its profit compared with last year's second quarter. The market still reflected strong demand, especially from the construction industry, and higher prices. However, total sales volume was curbed by a reduced supply of raw materials, partly due to production problems at some suppliers. This was offset by higher prices.

Borregaard ChemCell's profit was markedly weaker than in the same period of 2006. A scheduled halt for maintenance and reduced production after the installation of new process equipment at the Norwegian plants dampened profitability in the second quarter. Timber prices remain high in Switzerland and Norway alike. Cellulose production in Switzerland was higher and more stable than last year.

Borregaard Ingredients & Pharma reported slightly lower profit than in the second quarter of 2006.

Borregaard Energy reported significantly lower quarterly profit than last year due to reduced sales volume and lower prices. The reduction in sales volume was attributable to the anticipated winding down of the DNN contract from January 2007, resulting in a significantly reduced contract volume. Although the company's own production at run-of-the-river plants was somewhat lower than last year, it was none the less higher than normal due to high water discharge in the Glomma River.

Borregaard was notified of a possible fine of NOK 1.6 million for alleged violation of competition legislation in the company's trading area. Borregaard will respond to the allegation by the end of August.

ORKLA ASSOCIATES

Orkla Associates primarily consists of investments in the Renewable Energy Corporation ASA (REC) (39.75 % stake), Jotun AS (42.5 % stake) and Hjemmet Mortensen AS (40 % financial ownership interest). REC and Jotun are presented in Orkla's financial statements according to the equity method and Orkla's share of these companies' profit after tax is reported on the line for "Profit from associates" in the Group's financial statements. Hjemmet Mortensen is presented as a joint venture and the figures are reported line by line under "Orkla HQ/Other business". The figures below are on a 100 % basis.

REC continued to grow strongly and second quarter operating revenues were 67 % higher than last year at NOK 1,673 million (NOK 1,003 million)[1]. EBITDA more than doubled, from NOK 387 million in the second quarter of 2006 to NOK 812 million in the same quarter of 2007. First-half operating revenues are 75 % up at NOK 3,288 million and EBITDA is 119 % up at NOK 1,681 million.

Underlying growth in sales and operating profit was again positive for Jotun in the second quarter of 2007. At NOK 2,440 million, operating revenues were up 25 % from the same period of 2006 (NOK 1,955 million)[1]. Jotun's first-half operating revenues came to NOK 4,511 million compared with NOK 3,761 million for the first half of last year.

Second quarter operating revenues for Hjemmet Mortensen amounted to NOK 406 million (NOK 414 million)[1], and operating profit before amortisation was NOK 43 million (NOK 79 million)[1]. First half operating revenues were 7 % higher at NOK 864 million, while first half operating profit before amortisation came to NOK 117 million (NOK 138 million)[1].

ORKLA FINANCIAL INVESTMENTS

Second quarter profit before tax totalled NOK 1,550 million (NOK 1,165 million)[1]. The net asset value of the Share Portfolio rose by NOK 1,755 million in the second quarter. At the end of the first half of 2007,

GROUP BALANCE SHEET

Amounts in NOK million	30.6. 2007	30.6. 2006	31.12. 2006
Intangible assets	**16,768**	16,849	17,571
Property, plant and equipment	**20,237**	15,511	16,568
Financial non-current assets	**13,226**	5,468	7,914
Non-current assets	**50,231**	37,828	42,053
Assets held for sale	**0**	3,477	113
Inventories	**8,462**	6,234	6,510
Receivables	**14,562**	10,123	10,924
Share Portfolio etc.	**20,029**	16,040	18,224
Cash and cash equivalents	**2,738**	1,464	1,788
Current assets	**45,791**	33,861	37,446
Total assets	**96,022**	75,166	79,612
Paid-in equity	**2,010**	2,013	2,008
Earned equity	**49,776**	36,153	45,765
Minority interests	**3,035**	390	336
Equity	**54,821**	38,556	48,109
Provisions	**5,432**	5,349	5,308
Non-current interest-bearing liabilities	**17,182**	15,178	10,849
Current interest-bearing liabilities	**3,636**	5,090	3,552
Other current liabilities	**14,951**	10,993	11,794
Equity and liabilities	**96,022**	75,166	79,612
Equity ratio (%)	**57.1**	51.3	60.4

CHANGE IN EQUITY

Amounts in NOK million	1.1.-30.6. 2007	1.1.-30.6. 2006	31.12. 2006
Equity 1 January	**47,773**	37,177	37,177
Profit for the period after minorities	**5,526**	3,436	11,236
Dividends	**(1,935)**	(1,551)	(1,643)
Sale/buy back of own shares	**32**	121	(158)
Change in fair value Share Portfolio	**(60)**	(83)	929
Change in fair value hedging instruments	**65**	(560)	(133)
Options costs	**12**	10	21
Gains on deemed disposals	**756**	-	-
Translation effects	**(383)**	(384)	344
Equity at end of period	**51,786**	38,166	47,773

CASH FLOW*

Amounts in NOK million	1.1.-30.6. 2007	1.1.-30.6. 2006	1.1.-31.12. 2006	1.4.-30.6. 2007	1.4.-30.6. 2006
Industry division:					
Operating profit	**2,400**	2,003	4,295	**1,070**	954
Amortisation, depreciations and impairment charges	**1,039**	992	2,377	**518**	493
Changes in net working capital, etc.	**(864)**	(913)	(770)	**(419)**	(389)
Cash flow from operations before net replacement expenditures	**2,575**	2,082	5,902	**1,169**	1,058
Net replacement expenditures	**(688)**	(776)	(1,347)	**(379)**	(418)
Cash flow from operations	**1,887**	1,306	4,555	**790**	640
Financial items, net	**(401)**	(299)	(814)	**(245)**	(121)
Cash flow from Industry division	**1,486**	1,007	3,741	**545**	519
Cash flow from Orkla Financial Investments	**1,085**	1,380	1,113	**466**	818
Taxes paid	**(931)**	(1,050)	(1,607)	**(438)**	(559)
Other	**70**	(30)	375	**136**	75
Cash flow from capital transactions	**1,710**	1,307	3,622	**709**	853
Dividends paid	**(1,967)**	(1,468)	(1,704)	**(1,947)**	(1,447)
Net sale/buy back own shares	**32**	121	(158)	**20**	96
Cash flow before expansion	**(225)**	(40)	1,760	**(1,218)**	(498)
Expansion investments, Industry division	**(1,319)**	(483)	(1,291)	**(677)**	(227)
Sold companies/share of companies	**1,738**	7	7,797	**11**	(3)
Acquired companies/share of companies	**(7,126)**	(2,634)	(5,094)	**(635)**	(1,869)
Net purchases/sales Share Portfolio	**131**	840	1,710	**591**	362
Net cash flow	**(6,801)**	(2,310)	4,882	**(1,928)**	(2,235)
Currency translation net interest-bearing debt	**493**	85	(266)	**262**	46
Change in net interest-bearing debt	**6,308**	2,225	(4,616)	**1,666**	2,189
Net interest-bearing debt	**17,728**	18,261	11,420		

* The cash flow is based on that Orkla Media is presented as discontinued operations in 2006

the Share Portfolio shows a return of 16.7 %, compared with 17.2 % for the Morgan Stanley Nordic Index and 15.4 % for the Oslo Børs Benchmark Index.

At quarter-end the market value of the Share Portfolio was NOK 19,991 million after net sales of shares worth NOK 591 million, while unrealised gains came to NOK 6,075 million at the end of the second quarter. In the second quarter, realised portfolio gains and changes in the fair value of associates amounted to NOK 1,011 million (NOK 660 million)[1], while dividends received totalled NOK 413 million (NOK 443 million)[1].

Orkla Finans' buoyant growth continued into the second quarter. Operating revenues totalled NOK 208 million (NOK 105 million)[1] and profit before tax came to NOK 87 million (NOK 39 million)[1]. Orkla Eiendom (real estate) posted pre-tax profit of NOK 8 million for the second quarter (NOK 14 million)[1].

STRUCTURAL CHANGES

Towards the end of the second quarter, Orkla and Alcoa closed a conclusive agreement to merge their aluminium profiles operations in a global leading company, Sapa AB. While the results of the new company will be consolidated as from the third quarter, the opening balance of the new company will be taken into account as of 30 June. This adds about NOK 7.4 billion to Orkla's balance sheet total at the end of the second quarter.

Preliminary purchase price analyses of the transaction have not disclosed significant excess values. A final purchase price analysis will be completed in time for presentation of the annual accounts for 2007

at the latest. See the stock exchange notice of 6 July 2007 for further explanatory comments.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities amounted to NOK 790 million in the second quarter, an improvement of NOK 150 million over the same period last year.

Working capital increased slightly in the second quarter. Within Orkla Branded Consumer Goods there was a seasonal increase in working capital. High market prices and increased sales have raised the value of customer receivables for both Orkla Aluminium Products and Elkem.

Second quarter expansion investments totalled NOK 677 million, largely relating to Elkem. Elkem Solar, the hydropower development at Saudefaldene and the anode factory at Mosjoen accounted for the largest outgoings.

Acquisitions amounted to NOK 635 million. Orkla Foods' investment in the Indian company MTR Foods was the largest investment in the second quarter, although several other smaller acquisitions were carried out in Orkla Foods.

Net sales of portfolio shares in the second quarter totalled NOK 591 million (net sales of NOK 362 million)[1]. Net sales of Orkla's own shares in the same period amounted to NOK 20 million (net sale of NOK 96 million)[1] in connection with the Group's option programme.

After expansion and net portfolio purchases, the Group had a negative net cash flow of NOK 1,928 million in the second quarter. Net interest-bearing liabilities increased by NOK 1,666 million to reach NOK 17,728 million at quarter-end.

The average borrowing rate for the Group's net interest-bearing liabilities in the second quarter was 4.8 %. Of interest-bearing liabilities, which were mainly in SEK, EUR, DKK, USD and NOK, 87 % were at floating interest rates.

The balance sheet total has increased by about NOK 16 billion since year-end 2006, mainly as a result of the previously mentioned establishment of Sapa AB (NOK 7.4 billion) and further investments in REC (NOK 6.9 billion). The equity-to-assets ratio was 57.1 % at quarter-end.

OTHER MATTERS

At a meeting of the Corporate Assembly on 22 May, Knut Brundtland was elected as Chairman and Idar Kreutzer as Deputy Chairman. Stein Erik Hagen, Svein S. Jacobsen, Åse Aulie Michelet and Birgitte Stymne Göransson were re-elected to the Board of Directors for a period of one year. Peter Ruzicka was elected to attend on a regular basis as deputy member for the shareholder-elected members of the Board of Directors for a period of one year.

Svein S. Jacobsen was re-elected as Deputy Chairman of the Board of Directors for a period of one year. Stein Erik Hagen was elected as Chairman of the Board of Directors in 2006 for a period of two years.

OUTLOOK

The macro-economic picture in Europe and Asia is broadly positive, whereas the situation in the US economy is somewhat more unstable. While the main short-term effect on Orkla of a more negative trend in the US is expected through weaker international equity and financial markets, exposure to the US economy will also increase somewhat as a result of the establishment of Sapa AB in aluminium profiles.

Although the Nordic grocery market is expected to remain relatively stable in the coming quarters, prices of important inputs such as raw materials and packaging are expected to come under further pressure. Countermeasures taken and price rises will compensate for the cost increases in the next few quarters, contributing to further profit growth for Orkla Branded Consumer Goods. East European grocery markets are on a positive trend, albeit counteracted by increased consolidation of customers and steadily increasing price pressures. Market-related challenges are particularly apparent in Poland.

On the whole, markets for Sapa are expected to remain relatively stable in Europe, while the US market is significantly weaker than last year with a 15-20 % decline in volume. The newly merged aluminium profile company will be consolidated from the third quarter. The establishment of a new, considerably larger, organisation with related systems and procedures will call for wide-ranging processes in the second half-year, and may require increased investments as well as costs of a non-recurring nature during this period. Restructuring projects with related costs may also be considered.

Good demand is again expected for Orkla Materials on most markets in the third quarter. A continued weak USD against the Norwegian currency will have a negative impact on Orkla Materials.

In the short term the Nordic stock markets will be significantly affected by the international trend which is now, as earlier mentioned, viewed as more unstable than for some time. Developments in the quarters immediately ahead will accordingly be uncertain despite Nordic companies' generally buoyant underlying earnings.

Rising market rates in relevant countries will result in a higher average borrowing rate for the Orkla Group. Based on the current currency composition of liabilities, the average borrowing rate is expected to rise by an estimated 1 percentage point compared with 2006.

Oslo, 8 August 2007
The Board of Directors of Orkla ASA

APPENDIX: OPERATING REVENUES AND OPERATING PROFIT* PER BUSINESS AREA AND SEGMENT

OPERATING REVENUES

	1.1.–30.6.		1.1.–31.12.	1.4.–30.6.	
Amounts in NOK million	2007	2006	2006	2007	2006
Orkla Group	**27,937**	**25,452**	**52,683**	**14,049**	**12,954**
Orkla Branded Consumer Goods	**10,750**	**9,934**	**21,398**	**5,465**	**5,056**
Orkla Foods	6,943	6,559	14,266	3,618	3,360
Orkla Foods Nordic	*4,498*	*4,398*	*9,283*	*2,353*	*2,287*
Orkla Food Ingredients	*1,460*	*1,328*	*2,857*	*759*	*677*
Orkla Foods International	*1,125*	*974*	*2,429*	*576*	*469*
Eliminations Orkla Foods	*(140)*	*(141)*	*(303)*	*(70)*	*(73)*
Orkla Brands	3,870	3,428	7,250	1,880	1,720
Eliminations Orkla Branded Consumer Goods	(63)	(53)	(118)	(33)	(24)
Orkla Aluminium Products	**9,389**	**8,089**	**16,318**	**4,736**	**4,145**
Orkla Materials	**7,014**	**6,789**	**13,798**	**3,446**	**3,456**
Elkem	4,784	4,576	9,180	2,351	2,383
Elkem Energy	*629*	*840*	*1,677*	*309*	*482*
Elkem Primary Aluminium	*1,382*	*1,359*	*2,590*	*678*	*697*
Elkem Silicon-related	*3,093*	*2,779*	*5,621*	*1,542*	*1,424*
Eliminations Elkem	*(320)*	*(402)*	*(708)*	*(178)*	*(220)*
Borregaard	2,254	2,225	4,658	1,109	1,124
Borregaard Energy	*85*	*223*	*428*	*38*	*127*
Borregaard Chemicals	*2,249*	*2,076*	*4,369*	*1,107*	*1,032*
Eliminations Borregaard	*(80)*	*(74)*	*(139)*	*(36)*	*(35)*
Eliminations Orkla Materials	(24)	(12)	(40)	(14)	(51)
Orkla Financial Investments	**526**	**394**	**763**	**283**	**167**
Orkla HQ/Other Business/Eliminations	**258**	**246**	**406**	**119**	**130**

OPERATING PROFIT*

	1.1.–30.6.		1.1.–31.12.	1.4.–30.6.	
Amounts in NOK million	2007	2006	2006	2007	2006
Orkla Group	**2,661**	**2,212**	**5,084**	**1,194**	**1,044**
Orkla Branded Consumer Goods	**926**	**999**	**2,455**	**458**	**574**
Orkla Foods	367	478	1,278	208	304
Orkla Foods Nordic	*361*	*433*	*1,057*	*214*	*281*
Orkla Food Ingredients	*70*	*59*	*166*	*41*	*40*
Orkla Foods International	*(64)*	*(14)*	*55*	*(47)*	*(17)*
Orkla Brands	559	521	1,177	250	270
Orkla Aluminium Products	**728**	**413**	**839**	**378**	**181**
Orkla Materials	**968**	**785**	**1,804**	**346**	**308**
Elkem	812	608	1,438	281	196
Elkem Energy	*310*	*273*	*711*	*66*	*17*
Elkem Primary Aluminium	*234*	*303*	*527*	*111*	*162*
Elkem Silicon-related	*268*	*32*	*200*	*104*	*17*
Borregaard	156	177	366	65	112
Borregaard Energy	*54*	*112*	*229*	*25*	*61*
Borregaard Chemicals	*102*	*65*	*137*	*40*	*51*
Orkla Financial Investments	**148**	**102**	**185**	**68**	**35**
Orkla HQ/Other Business	**(109)**	**(87)**	**(199)**	**(56)**	**(54)**

* Before amortisation and other income and expenses

END